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                                                              EXHIBIT (A)(5)(VI)


FOR IMMEDIATE RELEASE

Contact: John Beals
Senior Vice President, Finance and Treasurer
(508) 588-1220



                   THE FIRST YEARS INC. ANNOUNCES PRELIMINARY
                           RESULTS OF ITS TENDER OFFER


AVON, MASSACHUSETTS, DECEMBER 21, 2001 - The First Years Inc. (Nasdaq:KIDD) today announced the preliminary results of its modified Dutch auction tender offer, which expired at midnight on December 20, 2001. Based on a preliminary count by the depositary for the tender offer, 1,014,498 shares of common stock, including 51,525 shares tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at prices at or below $12.65 per share. The number of shares properly tendered and not withdrawn is preliminary and subject to verification by the depositary. The actual number of shares to be purchased, the price per share and the proration factor, if any, will be announced promptly following completion of the verification process. The First Years will pay for all shares accepted under the tender offer promptly following that time.

The First Years commenced the tender offer on November 21, 2001, when it offered to purchase up to 900,000 shares of its common stock at a price between $10.65 and $12.65 per share net to the seller in cash, without interest. Additionally, under the securities laws, The First Years may purchase additional shares representing up to 2% of its outstanding common stock.

The Dealer Manager for the tender offer is A.G. Edwards & Sons, Inc. and the Information Agent is D.F. King & Co., Inc.


ABOUT THE FIRST YEARS

The First Years Inc. is a leading international marketer of feeding, soothing, play and care products for infants and toddlers. The Company's distinctive brands include: "The First Years," licenses from the Walt Disney Company and "Sesame Street," licensed from the Sesame Workshop.